Exhibit 99.1

ROGERS COMMUNICATIONS INC.,
 as issuer of the Notes,
ROGERS COMMUNICATIONS PARTNERSHIP,
 as the Guarantor
and
THE BANK OF NEW YORK MELLON,
 as Trustee

EIGHTH SUPPLEMENTAL INDENTURE
Dated as of December 8, 2015
to
INDENTURE
Dated as of August 6, 2008

3.625% Senior Notes due 2025

TABLE OF CONTENTS

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EIGHTH SUPPLEMENTAL INDENTURE dated as of December 8, 2015 (this “Supplemental Indenture”), among Rogers Communications Inc., a corporation organized under the laws of the Province of British Columbia (hereinafter called the “Company”), Rogers Communications Partnership, an Ontario partnership (hereinafter called the “Guarantor”), and The Bank of New York Mellon, a New York banking corporation, as trustee (hereinafter called the “Trustee”).

WHEREAS, the Company and the Trustee are parties to an indenture dated as of August 6, 2008 (as the same may from time to time be supplemented or amended (other than by a Series Supplement), the “Indenture”);

WHEREAS, the Company and the Trustee have previously entered into (i) a Series Supplement dated as of August 6, 2008 pursuant to which the Company issued U.S.$1,400,000,000 aggregate principal amount of 6.80% Senior Notes due 2018; (ii) a Series Supplement dated as of August 6, 2008 pursuant to which the Company issued U.S.$350,000,000 aggregate principal amount of 7.50% Senior Notes due 2038; (iii) a Series Supplement dated as of March 7, 2013 pursuant to which the Company issued U.S.$500,000,000 aggregate principal amount of 3.00% Senior Notes due 2023, (iv) a Series Supplement dated as of March 7, 2013 pursuant to which the Company issued U.S.$500,000,000 aggregate principal amount of 4.50% Senior Notes due 2043; (v) a Series Supplement dated as of October 2, 2013 pursuant to which the Company issued U.S.$850,000,000 aggregate principal amount of 4.10% Senior Notes due 2023; (vi) a Series Supplement dated as of October 2, 2013 pursuant to which the Company issued U.S.$650,000,000 aggregate principal amount of 5.45% Senior Notes due 2043; and (vii) a Series Supplement dated as of March 10, 2014 pursuant to which the Company has through and including the date hereof issued U.S.$1,050,000,000 aggregate principal amount of 5.00% Senior Notes due 2044;

WHEREAS, Article Two and Section 801 of the Indenture provide, among other things, that, without the consent of any Holders, the Company and the Trustee may enter into a supplement to the Indenture for the purposes of establishing the form, terms and conditions applicable to the Securities of any Series which the Company wishes to issue under the Indenture;

WHEREAS, the Company desires to establish the form, terms and conditions of a Series of Securities and has requested the Trustee to enter into this Supplemental Indenture for such purpose;

WHEREAS, the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel of the Company, in each case complying with Sections 101, 103, 104, 204 and 803 of the Indenture; and

WHEREAS, pursuant to the Indenture, the Board of Directors has duly authorized the establishment of the 3.625% Senior Notes due 2025 of the Company (the “Notes”) with the form, terms and conditions as hereinafter set forth;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged by the parties hereto, the parties hereto agree, for the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE ONE

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 101  DEFINITIONS.

Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

“Adjusted Treasury Rate” means, with respect to any Redemption Date, the rate per year equal to the semi−annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the Redemption Date.

“Attributable Debt” means, as of the date of its determination, the present value (discounted semi−annually at the interest rate implicit in the terms of the lease) of the obligation of a lessee for rental payments pursuant to any Sale and Leaseback Transaction (reduced by the amount of the rental obligations of any sublessee of all or part of the same property) during the remaining term of such Sale and Leaseback Transaction (including any period for which the lease relating thereto has been extended), such rental payments not to include amounts payable by the lessee for maintenance and repairs, insurance, taxes, assessments and similar charges and for contingent rates (such as those based on sales); provided, however, that in the case of any Sale and Leaseback Transaction in which the lease is terminable by the lessee upon the payment of a penalty, Attributable Debt shall mean the lesser of the present value of (i) the rental payments to be paid under such Sale and Leaseback Transaction until the first date (after the date of such determination) upon which it may be so terminated plus the then applicable penalty upon such termination and (ii) the rental payments required to be paid during the remaining term of such Sale and Leaseback Transaction (assuming such termination provision is not exercised).

“Company” means the Person named as the “Company” in the first paragraph of this Supplemental Indenture, until a successor Person shall have become such pursuant to the applicable provisions of the Indenture, and thereafter “Company” shall mean such successor Person. To the extent necessary to comply with the requirements of the provisions of Trust Indenture Act Sections 310 through 317 as they are applicable to the Company, the term “Company” shall include any other obligor with respect to the Notes for the purposes of complying with such provisions.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt of comparable maturity to the remaining term of the Notes.

“Comparable Treasury Price” means, with respect to any Redemption Date, the average of the Reference Treasury Dealer Quotations for the Redemption Date.

“Consolidated Net Tangible Assets” means the Consolidated Tangible Assets of any Person, less such Person’s current liabilities.

“Consolidated Tangible Assets” means the Tangible Assets of any Person after eliminating inter−company items, determined on a Consolidated basis in accordance with GAAP including appropriate deductions for any minority interest in Tangible Assets of such Person’s Restricted Subsidiaries.

“Disqualified Stock” means any Capital Stock of the Company or any Restricted Subsidiary which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the Notes for cash or securities constituting Debt; provided that shares of Preferred Stock of the Company or any Restricted Subsidiary that are issued with the benefit of provisions requiring a change in control offer to be made for such shares in the event of a change in control of the Company or of such Restricted Subsidiary, which provisions have substantially the same effect as the relevant provisions of Sections 401 and 404 herein, shall not be deemed to be “Disqualified Stock” solely by virtue of such provisions. For purposes of this definition, the term “Debt” includes Inter−Company Subordinated Debt.

“Excluded Assets” means (i) all assets of any Person other than the Company or a Restricted Subsidiary; (ii) Investments in the Capital Stock of an Unrestricted Subsidiary held by the Company or a Restricted Subsidiary; (iii) any Investment by the Company or a Restricted Subsidiary to the extent paid for with cash or other property that constitutes Excluded Assets or Excluded Securities, so long as at the time of acquisition thereof and after giving effect thereto there exists no Default or Event of Default; and (iv) proceeds of the sale of any Excluded Assets or Excluded Securities received by the Company or any Restricted Subsidiary from a Person other than the Company or a Restricted Subsidiary.

“Excluded Securities” means any Debt, Preferred Stock or Common Stock issued by the Company, or any Debt or Preferred Stock issued by any Restricted Subsidiary, in either case to an Affiliate thereof other than the Company or a Restricted Subsidiary, provided that, at all times, such Excluded Securities shall:

(i)            in the case of Debt not owed to the Company or a Restricted Subsidiary, constitute Inter−Company Subordinated Debt;

(ii)            in the case of Debt, not be guaranteed by the Company or any Restricted Subsidiary unless such guarantee shall constitute Inter−Company Subordinated Debt;

(iii)            in the case of Debt, not be secured by any assets or property of the Company or any Restricted Subsidiary;

(iv)            in the case of Debt or Preferred Stock, provide by its terms that interest or dividends thereon shall be payable only to the extent that, after giving effect to any such payment, no Default or Event of Default shall have occurred and be continuing; and

(v)            in the case of Debt or Preferred Stock, provide by its terms that no payment (other than payments in the form of Excluded Securities) on account of principal (at maturity, by operation of sinking fund or mandatory redemption or otherwise) or other payment on account of redemption, repurchase, retirement or acquisition of such Excluded Security shall be permitted until the earlier of (x) the Maturity Date of the Notes or (y) the date on which all principal of, premium, if any, and interest on the Notes shall have been duly paid or provided for in full.

“Existing Notes” means any of the 5.80% Senior Notes due 2016, 3.00% Senior Notes due 2017, Floating Rate Senior Notes due 2017, 6.80% Senior Notes due 2018, 5.38% Senior Notes due 2019, 2.80% Senior Notes due 2019, 4.70% Senior Notes due 2020, 5.34% Senior Notes due 2021, 4.00% Senior Notes due 2022, 3.00% Senior Notes due 2023, 4.10% Senior Notes due 2023, 4.00% Senior Notes due 2024, 8.75% Senior Debentures due 2032, 7.50% Senior Notes due 2038, 6.68% Senior Notes due 2039, 6.11% Senior Notes due 2040, 6.56% Senior Notes due 2041, 4.50% Senior Notes due 2043, 5.45% Senior Notes due 2043 or 5.00% Senior Notes due 2044, in each case for which the Company is a co−obligor or an obligor, as applicable.

“Fitch” means Fitch Ratings Ltd. or any successor to the rating agency business thereof.

“Guarantor” has the meaning set forth in the first paragraph of this Supplemental Indenture.

“Indenture” has the meaning set forth in the recitals of this Supplemental Indenture.

“Investment” means (i) directly or indirectly, any advance, loan or capital contribution to, the purchase of any stock, bonds, notes, debentures or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or making of any investment in any Person, (ii) the designation of any Restricted Subsidiary as an Unrestricted Subsidiary and (iii) the transfer of any assets or properties from the Company or a Restricted Subsidiary to any Unrestricted Subsidiary, other than the transfer of assets or properties made in the ordinary course of business. Investments shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

“Investment Grade Rating” means a rating equal to or higher than BBB− (or the equivalent) by S&P, Baa3 (or the equivalent) by Moody’s or BBB− (or the equivalent) by Fitch.

“Issue Date” means December 8, 2015, the initial issue date of the Notes.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Tangible Assets” means the Tangible Assets of any Person, less such Person’s current liabilities.

“Notes” has the meaning set forth in the recitals of this Supplemental Indenture.

“Permitted Liens” means any of the following Liens

(i)            Liens for taxes, rates and assessments not yet due or, if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by the Company or any of the Restricted Subsidiaries (as applicable); and Liens for the excess of the amount of any past due taxes for which a final assessment has not been received over the amount of such taxes as estimated and paid;

(ii)            the Lien of any judgment rendered which is being contested diligently and in good faith by appropriate proceedings by the Company, or any of the Restricted Subsidiaries, as the case may be, and which does not have a material adverse effect on the ability of the Company and the Restricted Subsidiaries to operate the business or operations of the Company;

(iii)            Liens on Excluded Assets;

(iv)            pledges or deposits under worker’s compensation laws, unemployment insurance laws or similar legislation or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases or deposits of cash or bonds or other direct obligations of the United States, Canada or any Canadian province to secure surety or appeal bonds or deposits as security for contested taxes or import duties or for the payment of rents;

(v)            Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ liens, or other liens arising out of judgments or awards with respect to which an appeal or other proceeding for review is being prosecuted (and as to which any foreclosure or other enforcement proceeding shall have been effectively stayed);

(vi)            Liens for property taxes not yet subject to penalties for non−payment or which are being contested in good faith and by appropriate proceedings (and as to which foreclosure or other enforcement proceedings shall have been effectively stayed);

(vii)            Liens in favor of issuers of surety bonds issued in the ordinary course of business;

(viii)            minor survey exceptions, minor encumbrances, easements or reservations of or rights of others for rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of the Person incurring them or the ownership of its properties which were not incurred in connection with Debt or other extensions of credit and which do not in the aggregate materially detract from the value of such properties or materially impair their use in the operation of the business of such Person;

(ix)            Liens in favor of Bell Canada (or any successor) under any partial system agreement or related agreement providing for the construction and installation by Bell Canada of cables, attachments, connectors, support structures, closures and other equipment in accordance with the plans and specifications of the Company or any Restricted Subsidiary and the lease by Bell Canada of such equipment to the Company or any Restricted Subsidiary in accordance with tariffs published by Bell Canada from time to time as approved by regulatory authorities, the absence of which would materially and adversely affect the Company and its Restricted Subsidiaries considered as a whole; and

(x)            any other Lien existing on the Issue Date.

“Principal Property” means, as of any date of determination, any land, land improvements or building (and associated factory, laboratory, office and switching equipment (excluding all products marketed by the Company or any of its Subsidiaries)) constituting a manufacturing, development, warehouse, service, office or operating facility owned by or leased to the Company or a Restricted Subsidiary, located within Canada and having an acquisition cost plus capitalized improvements in excess of 0.25% of Consolidated Net Tangible Assets of the Company as of such date of determination, other than any such property (i) which the Board of Directors determines is not of material importance to the Company and its Restricted Subsidiaries taken as a whole, (ii) which is not used in the ordinary course of business or (iii) in which the interest of the Company and all its Subsidiaries does not exceed 50%.

“Quotation Agent” means the Reference Treasury Dealer appointed by the Company.

“Rating Agencies” means S&P, Moody’s and Fitch, and each of such Rating Agencies is referred to individually as a “Rating Agency”.

“Rating Date” means the date which is 90 days prior to the earlier of (i) a Change in Control and (ii) public notice of the occurrence of a Change in Control or of the intention of the Company to effect a Change in Control.

“Rating Decline” means the occurrence of the following on, or within 90 days after, the date of public notice of the occurrence of a Change in Control or of the intention by the Company to effect a Change in Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies): (i) in the event the Notes are assigned an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the Notes by at least two of the three Rating Agencies shall be below an Investment Grade Rating; or (ii) in the event the Notes are rated below an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the Notes by at least two of the three Rating Agencies shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories).

“Reference Treasury Dealer” means (1) any of Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Scotia Capital (USA) Inc. or TD Securities (USA) LLC or any successor of any such entity; provided, however, that if any such entity shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), the Company shall substitute for such entity another Primary Treasury Dealer; and (2) any other Primary Treasury Dealer(s) selected by the Company.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by the Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding the Redemption Date.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw−Hill Companies, Inc., or any successor to the rating agency business thereof.

“Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property (whether such Principal Property is now owned or hereafter acquired) that has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person, other than (i) temporary leases for a term, including renewals at the option of the lessee, of not more than three years, (ii) leases between the Company and a Restricted Subsidiary or between Restricted Subsidiaries and (iii) leases of Principal Property executed by the time of, or within 180 days after the latest of, the acquisition, the completion of construction or improvement (including any improvements on property which will result in such property becoming Principal Property), or the commencement of commercial operation of such Principal Property.

“Secured Debt” means:

(a)            Debt of the Company or any Restricted Subsidiary secured by any Lien upon any Principal Property or the stock or Debt of a Restricted Subsidiary (other than a Restricted Subsidiary that guarantees the payment obligations of the Company under the Notes); or

(b)            any conditional sale or other title retention agreement covering any Principal Property or Restricted Subsidiary; but does not include any Debt secured by any Lien or any conditional sale or other title retention agreement:

(1)            incurred or entered into on or after the Issue Date to finance the acquisition, improvement or construction of such property and either secured by Purchase Money Obligations or Liens placed on such property within 180 days of acquisition, improvement or construction and securing Debt not to exceed 2.5% of the Company’s Consolidated Net Tangible Assets at any time outstanding;

(2)            on Principal Property or the stock or Debt of Restricted Subsidiaries and existing at the time of acquisition of the property, stock or Debt;

(3)            owing to the Company or any other Restricted Subsidiary; or

(4)            existing at the time a corporation or other Person becomes a Restricted Subsidiary; each of the foregoing being referred to as “Exempted Secured Debt”.

“Tangible Assets” means, at any date, the gross book value as shown by the accounting books and records of any Person of all its property both real and personal, less (i) the net book value of all its licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non−compete agreements or organizational expenses and other like intangibles, (ii) unamortized Debt discount and expenses, (iii) all reserves for depreciation, obsolescence, depletion and amortization of its properties and (iv) all other proper reserves which in accordance with GAAP should be provided in connection with the business conducted by such Person.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this Supplemental Indenture, until a successor shall have become such pursuant to the applicable provisions of the Indenture, and thereafter “Trustee” shall mean such successor Trustee.

SECTION 102  OTHER DEFINITIONS.

DEFINED TERM	DEFINED IN SECTION
Change in Control	401
Change in Control Offer	404(a)
Change in Control Purchase Date	404(a)
Change in Control Purchase Notice	404(b)
Change in Control Purchase Price	404(a)
Change in Control Triggering Event	401
Edward S. Rogers	401
Family Percentage Holding	401
Guarantee	701(a)

DEFINED TERM	DEFINED IN SECTION
Guaranteed Obligations	701(a)
Maturity Date	301
Member of the Rogers Family	401
Permitted Residuary Beneficiary	401
Perpetuity Date	401
Qualifying Trust	401
Spouse	401
Successor Guarantor	703

SECTION 103  EFFECT OF SUPPLEMENTAL INDENTURE.

Upon the execution and delivery of this Supplemental Indenture by the Company, the Guarantor and the Trustee, the Indenture shall be supplemented and amended in accordance herewith, and this Supplemental Indenture shall form a part of the Indenture for all purposes; provided, however, that except as otherwise provided herein, the provisions of this Supplemental Indenture shall be applicable, and the Indenture is hereby supplemented and amended as specified herein, solely with respect to the Notes and not with respect to any other Securities previously issued or to be issued under the Indenture. In the event of a conflict between any provisions of the Indenture and this Supplemental Indenture, the relevant provision or provisions of this Supplemental Indenture shall govern.

SECTION 104  INDENTURE REMAINS IN FULL FORCE AND EFFECT.

Except as supplemented or amended hereby, all other provisions in the Indenture, to the extent not inconsistent with the terms and provisions of this Supplemental Indenture, shall remain in full force and effect.

SECTION 105  INCORPORATION OF INDENTURE.

All the provisions of this Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Indenture; and the Indenture, as supplemented and amended by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument; provided, however, that the provisions of this Supplemental Indenture are expressly and solely for the benefit of the Holders of the Notes.

SECTION 106  COUNTERPARTS.

This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

SECTION 107  EFFECT OF HEADINGS AND TABLE OF CONTENTS.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof. Unless otherwise expressly specified, references in this Supplemental Indenture to specific Article numbers or Section numbers refer to Articles and Sections contained in this Supplemental Indenture, and not the Indenture or any other document.

SECTION 108  SUCCESSORS AND ASSIGNS.

All covenants and agreements in this Supplemental Indenture by the Company and the Guarantor shall bind their respective successors and permitted assigns (if any), whether so expressed or not. All covenants and agreements of the Trustee in this Supplemental Indenture shall bind its successors and permitted assigns (if any), whether so expressed or not.

SECTION 109  SEPARABILITY CLAUSE.

In case any provision in this Supplemental Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 110  BENEFITS OF SUPPLEMENTAL INDENTURE.

Nothing in this Supplemental Indenture or in the Notes, express or implied, shall give to any Person (other than the parties hereto, any Paying Agent and any Security Registrar, and their successors hereunder, and the Holders) any benefit or any legal or equitable right, remedy or claim under this Supplemental Indenture or in respect of the Notes.

SECTION 111  GOVERNING LAW.

This Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York. This Supplemental Indenture shall be subject to the provisions of the Trust Indenture Act that are required or deemed to be part of this Supplemental Indenture and shall, to the extent applicable, be governed by such provisions.

ARTICLE TWO

FORM OF THE NOTES

SECTION 201  FORMS GENERALLY.

The Notes and the Trustee’s certificate of authentication shall be in substantially the forms set forth in this Article, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Supplemental Indenture and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may, consistently herewith, be determined by the officers executing such Notes, as evidenced by their execution of the Notes (but which shall not affect the rights or duties of the Trustee). Any portion of the text of any Note may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the Note.

The definitive Notes shall be printed, lithographed or engraved or produced by any combination of these methods or may be produced in any other manner permitted by the rules of any securities exchange on which the Notes may be listed, all as determined by the officers executing such Notes, as evidenced by their execution of such Notes.

The Notes shall be in registered form and shall initially be registered in the name of the Depositary or its nominee. The Notes shall be issued initially as Book−Entry Securities in the form of one or more Global Securities substantially in the form set forth in this Article deposited with the Trustee, as custodian for the Depositary, and duly executed by the Company and authenticated by the Trustee as hereinafter provided. The Depositary for such Global Securities shall be DTC. The aggregate principal amount of the Global Securities may from time to time be increased or decreased by adjustments made on the records of the Depositary or its nominee, or of the Trustee, as custodian for the Depositary or its nominee, as hereinafter provided.

SECTION 202  FORM OF FACE OF NOTE.

The Notes and the Trustee’s certificate of authentication to be endorsed thereon are to be substantially in the form provided for in this Section 202 and Sections 203 and 204:

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”) TO THE COMPANY (HEREINAFTER REFERRED TO) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC, AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CEDE & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

THIS NOTE IS A GLOBAL SECURITY WITHIN THE MEANING OF THE BASE INDENTURE (HEREINAFTER REFERRED TO). THIS NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE BASE INDENTURE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO THE INDENTURE, (II) THIS NOTE MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 207(B) OF THE BASE INDENTURE, (III) THIS NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 211 OF THE BASE INDENTURE AND (IV) EXCEPT AS OTHERWISE PROVIDED IN SECTION 207(B) OF THE BASE INDENTURE, THIS SECURITY MAY BE TRANSFERRED, IN WHOLE BUT NOT IN PART, ONLY (X) BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY, (Y) BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR (Z) BY THE DEPOSITARY OR ANY NOMINEE TO A SUCCESSOR DEPOSITARY OR TO A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.

ROGERS COMMUNICATIONS INC.

 3.625% SENIOR NOTES DUE 2025

No.	CUSIP: 775109BE0

Rogers Communications Inc., a corporation organized under the laws of the Province of British Columbia (herein called the “Company”, which term includes any successor entity under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co. or registered assigns, the principal sum of            U.S. dollars (or such other amount that may from time to time be indicated on the records of the Depositary as the result of increases or decreases by adjustments made on the records of the Depositary, in accordance with the rules and procedures of the Depositary) on December 15, 2025 at the office or agency of the Company referred to below, and to pay interest thereon in arrears on June 15, 2016, and semi−annually in arrears thereafter, on June 15 and December 15 in each year (each herein called an “Interest Payment Date”), which interest shall accrue from and including December 8, 2015 or, if interest has already been paid or duly provided for, from the most recent Interest Payment Date to which interest has been paid or duly provided for, at the rate of 3.625% per annum, until the principal hereof is paid or duly provided for, and (to the extent lawful) to pay interest on any overdue interest at the rate borne by the Notes from the date of the Interest Payment Date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for. The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the June 1 or December 1 (whether or not a Business Day), as the case may be, immediately preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for, and interest on such Default Interest, at the interest rate borne by the Notes, to the extent lawful, shall forthwith cease to be payable to the Holder on such Regular Record Date, and may be paid to the Person in whose name this Note (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Default Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Notes not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

Payment of the principal of (and premium, if any) and interest on this Note will be made at the office or agency of the Company maintained for that purpose in the City of New York (which initially shall be the Corporate Trust Office of the Trustee), and if the Company shall designate and maintain an additional office or agency for such purpose, also at such additional office or agency, in U.S. dollars; provided, however, that payment of interest may be made at the option of the Company by check mailed to the address of the Person entitled thereto as such address shall appear on the Security Register; provided, further, that all payments of the principal of (and premium, if any) and interest on Notes, the Holders of which have given wire transfer instructions to the Company or the Paying Agent at least 10 Business Days prior to the applicable payment date and hold at least U.S.$1,000,000 in principal amount of Notes, will be required to be made by wire transfer of immediately available funds to the accounts specified by such Holders in such instructions. Any such wire transfer instructions received by the Company or the Paying Agent shall remain in effect until revoked by such Holder. Notwithstanding the foregoing, the final payment of principal shall be payable only upon surrender of this Note to the Paying Agent.

Interest on this Note shall be computed on the basis of a 360−day year consisting of twelve 30−day months. For the purposes of the Interest Act (Canada), the yearly rate of interest which is equivalent to the rate payable hereunder is the rate payable multiplied by the actual number of days in the year and divided by 360.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been duly executed by the Trustee referred to on the reverse hereof by manual signature, this Note shall not be entitled to any benefit under the Indenture, or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

ROGERS COMMUNICATIONS INC.

Dated:	By:	/s/
Name:
Title:

By:	/s/
Name:
Title:

SECTION 203  FORM OF REVERSE OF NOTE.

This Note is one of a duly authorized issue of securities of the Company designated as its 3.625% Senior Notes due 2025 (herein called the “Notes”), which may be issued under an indenture (as the same may from time to time be supplemented or amended (other than by a Series Supplement), herein called the “Base Indenture”) dated as of August 6, 2008 between the Company and The Bank of New York Mellon, as trustee (herein called the “Trustee”, which term includes any successor trustee thereunder), as supplemented and amended by the Eighth Supplemental Indenture dated as of December 8, 2015 among the Company, Rogers Communications Partnership, an Ontario partnership (herein called the “Guarantor”), and the Trustee (herein called the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), to which the Indenture reference is hereby made for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Company, the Guarantor, the Trustee and the Holders of the Notes, and of the terms upon which the Notes are, and are to be, authenticated and delivered.

The Company will pay to the Holders such Additional Amounts as may become payable under Section 907 of the Base Indenture.

On or before each Interest Payment Date, the Company shall deliver or cause to be delivered to the Trustee or the Paying Agent an amount in U.S. dollars sufficient to pay the amount due on such payment date.

To guarantee the due and punctual payment of the principal and interest on the Notes and all other amounts payable by the Company under the Indenture and the Notes when and as the same shall be due and payable, whether at maturity, by acceleration or otherwise, according to the terms of the Notes and the Indenture, the Guarantor has fully and unconditionally guaranteed the Guaranteed Obligations on an unsecured, unsubordinated basis pursuant to the terms of the Indenture. The Guarantor will pay to the Holders such Additional Amounts as may become payable under Section 704 of the Supplemental Indenture.

The Notes will be subject to redemption upon not less than 30 nor more than 60 days’ prior notice by first−class mail, at any time, as a whole or in part, in amounts of U.S.$2,000 or an integral multiple of U.S.$1,000 in excess thereof, at the option of the Company: (i) prior to the date that is three months prior to the date of Maturity of the Notes, at a Redemption Price equal to the greater of: (1) 100% of the principal amount of the Notes to be redeemed, and (2) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of the payments of interest accrued as of the Redemption Date) discounted to the Redemption Date on a semi−annual basis (assuming a 360−day year consisting of twelve 30−day months) at the Adjusted Treasury Rate plus 25 basis points, in each case plus accrued and unpaid interest thereon to the Redemption Date, and (ii) commencing on the date that is three months prior to the date of Maturity of the Notes, at a Redemption Price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to the applicable Redemption Date.

The Notes will also be subject to redemption as a whole, but not in part, at the option of the Company at any time, on not less than 30 nor more than 60 days’ prior written notice, at 100% of the principal amount plus accrued and unpaid interest thereon to the Redemption Date, in the event the Company or the Guarantor, as the case may be, has become or would become obligated to pay, on the next date on which any amount would be payable in respect of the Notes or the Guarantee, as applicable, any Additional Amounts as a result of certain changes affecting Canadian withholding taxes on or after the Issue Date.

In the case of any redemption of Notes, interest installments whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of record of such Notes, or one or more Predecessor Securities, at the close of business on the relevant Regular Record Date referred to on the face hereof. Notes (or portions thereof), for whose redemption and payment provision is made in accordance with the Indenture, shall cease to bear interest from and after the Redemption Date. In the event of redemption of this Note in part only, a replacement Note or Notes for the unredeemed portion hereof shall be issued in the name of the Holder hereof upon the cancellation hereof.

If an Event of Default (other than an Event of Default resulting from a Change in Control Triggering Event which is cured in accordance with Section 404 of the Supplemental Indenture by the making and consummation of a Change in Control Offer) shall occur and be continuing, the principal amount of all the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.

In addition, it shall be an Event of Default under the Indenture if a Change in Control Triggering Event occurs on or prior to the Maturity of the Notes (subject to the aforesaid cure provisions). Following such an Event of Default the principal amount of all the Notes may be declared due and payable in the manner and with the effect provided in the Indenture unless the Company (or a third party) offers, within 20 Business Days after the occurrence of such Event of Default, to purchase the Notes and purchases the Notes for the Change in Control Purchase Price in cash on the date that is 40 Business Days after the occurrence of the Change in Control Triggering Event from a Holder who delivers and does not withdraw a Change in Control Purchase Notice. Holders have the right to withdraw any Change in Control Purchase Notice by delivering to the Paying Agent a written notice of withdrawal in accordance with the terms and provisions of the Indenture.

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Company on this Note and (b) certain restrictive covenants and the related Defaults and Events of Default, upon compliance by the Company with certain conditions set forth therein, which provisions apply to this Note.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Notes at the time Outstanding, on behalf of the Holders of all the Notes, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by or on behalf of the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof whether or not notation of such consent or waiver is made upon this Note.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest on this Note at the times, place, and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Note is registrable on the Security Register, upon surrender of this Note for registration of transfer at the Corporate Trust Office of the Trustee or any other office or agency of the Company designated pursuant to the Indenture duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or its attorney duly authorized in writing, and thereupon one or more replacement Notes of any authorized denomination or denominations, of a like aggregate principal amount and containing identical terms and provisions, will be issued to the designated transferee or transferees.

The Notes are issuable only in registered form without coupons in denominations of U.S.$2,000 or integral multiples of U.S.$1,000 in excess thereof.

No service charge shall be made for any registration of transfer or exchange or redemption of Notes, but the Company may require payment of a sum sufficient to pay all documentary, stamp or similar issue or transfer taxes or other governmental charges payable in connection with any registration of transfer or exchange.

Prior to the time of due presentment of this Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes except as otherwise provided, whether or not this Note be overdue, and neither the Company, the Trustee nor any agent shall be affected by notice to the contrary.

All terms used in this Note which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

SECTION 204  FORM OF TRUSTEE’S CERTIFICATE OF AUTHENTICATION.

TRUSTEE’S CERTIFICATE OF AUTHENTICATION The Bank of New York Mellon, as Trustee, certifies that this is one of the Notes referred to in the within−mentioned Indenture.

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/
Authorized Officer

ARTICLE THREE

THE NOTES

SECTION 301  TITLE AND TERMS.

The Notes shall be known and designated as the “3.625% Senior Notes due 2025” of the Company. The entire unpaid principal amount of each Note shall become due and payable to the Holder thereof on December 15, 2025 (the “Maturity Date”). Interest shall accrue on the aggregate unpaid principal amount of each Note at a rate of interest equal to 3.625% per annum from December 8, 2015 or, if interest has been paid or duly provided for, the most recent Interest Payment Date to which interest has been paid or duly provided for. Such interest shall be payable on June 15, 2016 and semi−annually thereafter on June 15 and December 15 in each year (each an Interest Payment Date for purposes of this Supplemental Indenture), until the principal thereof is paid or duly provided for. Interest on the Notes shall be payable in arrears. The Regular Record Date for the interest payable on any Interest Payment Date shall be June 1 or December 1 (whether or not a Business Day), as the case may be, immediately preceding such Interest Payment Date. To the extent lawful, interest shall accrue on any overdue interest at the rate borne by the Notes from the date of the Interest Payment Date on which such overdue interest becomes payable to the date payment of such interest has been made or duly provided for and such Default Interest shall be payable at the times and on the terms provided for in the Indenture.

An unlimited aggregate principal amount of the Notes may be authenticated and delivered under this Supplemental Indenture (of which U.S.$700,000,000 is being issued, authenticated and delivered on the date hereof), including Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Section 204, 205, 206, 207, 208, 806, 1008 or 1009 of the Indenture and Section 404 hereof. Additional Notes ranking pari passu with the Securities issued on the date hereof may be created and issued under the Indenture from time to time by the Company without notice to or consent of the Holders, subject to the Company complying with any applicable provision of the Indenture. Any additional Notes created and issued shall have the same terms and conditions as the Notes initially issued, except for their date of issue, issue price and, if applicable, first Interest Payment Date, and shall be consolidated with and form a single Series with the Notes initially issued.

The Notes shall be unsecured, unsubordinated obligations of the Company ranking pari passu with any other present or future unsecured, unsubordinated obligations of the Company.

The Notes shall be denominated in, and all principal of, and interest and premium (if any) on, the Notes shall be payable in U.S. dollars. Any payment of Additional Amounts hereunder shall also be payable in U.S. dollars.

The Notes may be redeemed at the option of the Company at the prices, at the times and on such other terms and conditions as are specified in the form of the Note in Article Two hereof. The Company shall not be obligated to redeem, purchase or repay the Notes pursuant to any sinking fund or analogous provisions or at the option of a Holder of the Notes except as provided in Article Six hereof.

The Notes shall be subject to the covenants (and the related definitions) set forth in Articles Seven and Nine of the Indenture and, except as otherwise provided herein, to any other covenant in the Indenture, and to the defeasance and discharge provisions set forth in Article Three thereof.

Certain obligations of the Company under the Notes shall be fully and unconditionally guaranteed by the Guarantor to the extent set forth in Article Seven hereof.

SECTION 302  DENOMINATIONS.

The Notes shall be issuable only in fully registered form without coupons and in denominations of U.S.$2,000 or integral multiples of U.S.$1,000 in excess thereof.

SECTION 303  NOTES TO BE SECURED IN CERTAIN EVENTS.

If, upon any consolidation or amalgamation of the Company or the Guarantor, as applicable, with or merger of the Company or the Guarantor, as applicable, into any other Person, or upon any conveyance, transfer, lease or disposition of the properties and assets of the Company or the Guarantor, as applicable, substantially as an entirety to any Person by liquidation, winding−up or otherwise (in one transaction or a series of related transactions), in each case in accordance with Section 701 of the Indenture, in the case of the Company, or Section 703 of this Supplemental Indenture, in the case of the Guarantor, any property or asset of the Company or of any Subsidiary, would thereupon become subject to any Lien, then, unless such Lien could be created pursuant to Section 502 without equally and ratably securing the Notes, the Company or the Guarantor, as applicable, prior to or simultaneously with such consolidation, amalgamation, merger, conveyance, transfer, lease or disposition, will, as to such property or asset, secure the Notes Outstanding hereunder (together with, if the Company or the Guarantor shall so determine, any other Debt of the Company or the Guarantor now existing or hereafter created which is not subordinate to the Notes) equally and ratably with (or prior to) the Debt which upon such consolidation, amalgamation, merger, conveyance, transfer, lease or disposition is to become secured as to such property or asset by such Lien, or will cause such Notes to be so secured.

ARTICLE FOUR

REMEDIES UPON CHANGE IN CONTROL

SECTION 401  ADDITIONAL EVENT OF DEFAULT.

In addition to the Events of Default set forth in Section 401 of the Indenture, “Event of Default”, wherever used herein and in the Indenture with respect to the Notes, includes the occurrence of a Change in Control Triggering Event (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), subject to any cure thereof as provided in Section 404 below.

Under this Supplemental Indenture, a “Change in Control Triggering Event” is deemed to occur upon both a Change in Control and a Rating Decline with respect to the Notes.

A “Change in Control” means (i) any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of the Company) the result of which is that any Person or group of Persons (as the term “group” is used in Rule 13d−5 of the Exchange Act), other than Members of the Rogers Family or a Person or group of Persons consisting of or controlled, directly or indirectly, by one or more Members of the Rogers Family, acquires, directly or indirectly, more than 50% of the total voting power of all classes of Voting Shares of the Company or (ii) any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of the Company) the result of which is that any Person or group of Persons, other than (A) Members of the Rogers Family or a Person or group of Persons consisting of or controlled, directly or indirectly, by one or more Members of the Rogers Family or (B) for so long as the only primary beneficiaries of a Qualifying Trust established under the last will and testament of Edward S. Rogers are one or more persons referred to in clause (i) of the definition of “Member of the Rogers Family” or the Spouse, for the time being and from time to time, of the issue (including individuals adopted by such Persons, provided that such adopted individuals have not attained the age of majority at the date of such adoption, together with the issue of any such adopted individuals) of any person described in subclause (i)(b) or (c) of the definition of “Member of the Rogers Family”, any Person designated by the trustees of such Qualifying Trust to exercise voting rights attaching to any shares held by such trustees, has elected to the Board of Directors such number of its or their nominees so that such nominees so elected shall constitute a majority of the number of the directors comprising the Board of Directors; provided that to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clause (i) or (ii) above to become effective under applicable law, such transactions or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under applicable law.

“Member of the Rogers Family” means (i) such of the following persons as are living at the date of this Supplemental Indenture or are born after the date of this Supplemental Indenture and before the Perpetuity Date: (a) the widow, if any, of Edward S. Rogers (who was born on May 27, 1933, such individual being hereinafter referred to as “Edward S. Rogers”); (b) the issue of Edward S. Rogers; (c) Ann Taylor Graham Calderisi, the half−sister of Edward S. Rogers, and the issue of Ann Taylor Graham Calderisi; (d) individuals adopted by Edward S. Rogers or any of the persons described in subclauses (a) or (b) of this clause (i) provided that such adopted individuals have not attained the age of majority at the date of such adoption, together with the issue of any such adopted individuals; provided that if any person is born out of wedlock he shall be deemed not to be the issue of another person for the purposes hereof unless and until he is proven or acknowledged to be the issue of such person and; (ii) the trustees of any Qualifying Trust, but only to the extent of such Qualifying Trust’s Family Percentage Holding of voting securities or rights to control or direct the voting securities of the Company at the time of the determination.

“Family Percentage Holding” means the aggregate percentage of the securities held by a Qualifying Trust representing, directly or indirectly, an interest in voting securities or rights to control or direct the voting securities of the Company, that it is reasonable, under all the circumstances, to regard as being held beneficially for Qualified Persons (or any class consisting of two or more Qualified Persons); provided always that in calculating the Family Percentage Holding (A) in respect of any power of appointment or discretionary trust capable of being exercised in favor of any of the Qualified Persons such trust or power shall be deemed to have been exercised in favor of Qualified Persons until such trust or power has been otherwise exercised; (B) where any beneficiary of a Qualifying Trust has assigned, transferred or conveyed, in any manner whatsoever, his or her beneficial interest to another person, then, for the purpose of determining the Family Percentage Holding in respect of such Qualifying Trust, the person to whom such interest has been assigned, transferred or conveyed shall be regarded as the only person beneficially interested in the Qualifying Trust in respect of such interest but in the case where the interest is so assigned, transferred or conveyed is an interest in a discretionary trust or is an interest which may arise as a result of the exercise in favor of the assignor of a discretionary power of appointment and such discretionary trust or power of appointment is also capable of being exercised in favor of persons described in clause (i) of the definition of “Member of the Rogers Family”, such discretionary trust or power shall be deemed to have been so exercised in favor of Qualified Persons until it has in fact been exercised; and (C) the interest of any Permitted Residuary Beneficiary shall be ignored until its interest has indefeasibly vested.

“Permitted Residuary Beneficiary” means any person who is a beneficiary of a Qualifying Trust and, under the terms of the Qualifying Trust, is entitled to distributions out of the capital of such Qualifying Trust only after the death of all of the Qualified Persons who are beneficiaries of such Qualifying Trust.

“Perpetuity Date” means the date that is 21 years, less one day, from the date of the death of the last survivor of the individuals described in subclause (i)(a), (b), (c) or (d) of the definition of “Member of the Rogers Family”, who are living at the date of this Supplemental Indenture.

“Qualifying Trust” means a trust (whether testamentary or inter vivos) any beneficiary of which is a person referred to in clause (i) of the definition of “Member of the Rogers Family” or the Spouse, for the time being and from time to time, of the issue (including individuals adopted by such Persons, provided that such adopted individuals have not attained the age of majority at the date of such adoption, together with the issue of any such adopted individuals) of any person described in subclause (i)(b) or (c) of the definition of “Member of the Rogers Family”, provided that such Spouse is living at the date of this Supplemental Indenture or is born after the date of this Indenture and before the Perpetuity Date (all such persons being hereafter referred to as “Qualified Persons”).

“Spouse” means, in relation to any person, a person who is legally married to that person and includes a widow or widower of that person, notwithstanding remarriage.

SECTION 402  ACCELERATION OF MATURITY; RESCISSION AND ANNULMENT.

If a Change in Control Triggering Event occurs and is continuing and the Company (or a third party) fails in any material respect to comply with any of the provisions of Section 404 hereof, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the Notes then Outstanding may declare the principal of all such Notes to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal shall become immediately due and payable.

SECTION 403  WAIVER OF PAST DEFAULTS.

Notwithstanding Section 413 of the Indenture, the Holders of Notes may not waive any past Default or Event of Default arising from a Change in Control Triggering Event by providing a written notice of a Holder Direction to the Trustee. Any such Default or Event of Default may be waived only with the consent of the Holder of each Outstanding Note.

SECTION 404  CHANGE IN CONTROL OFFER.

(a)            The Notes may not be accelerated pursuant to Section 402 hereof following an Event of Default arising from a Change in Control Triggering Event and such Event of Default shall be cured if the Company complies in all material respects with the provisions of this Section 404. If the Company elects to cure such Event of Default, within 20 Business Days of the occurrence of an Event of Default arising from a Change in Control Triggering Event, (i) the Company shall notify the Trustee in writing of the occurrence of the Change in Control Triggering Event and shall make an offer to purchase (the “Change in Control Offer”) all outstanding Notes properly tendered at a purchase price equal to 101% of the principal amount thereof plus any accrued and unpaid interest thereon to the Change in Control Purchase Date (as hereinafter defined) (the “Change in Control Purchase Price”) on the date that is 40 Business Days after the occurrence of the Change in Control Triggering Event (the “Change in Control Purchase Date”), (ii) the Trustee shall mail a copy of the Change in Control Offer to each Holder and (iii) the Company shall cause a notice of the Change in Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and CNW Group Ltd. (Canada News Wire) or a similar news service in Canada. The Change in Control Offer shall remain open from the time such offer is made until the Change in Control Purchase Date. The Trustee shall be under no obligation to ascertain the occurrence of a Change in Control Triggering Event or to give notice with respect thereto other than as provided above upon receipt of a Change in Control Offer from the Company. The Trustee may conclusively assume, in the absence of receipt of a Change in Control Offer from the Company, that no Change in Control Triggering Event has occurred. The Change in Control Offer shall include a form of Change in Control Purchase Notice to be completed by the Holder and shall state:

(i)            the events causing a Change in Control Triggering Event and the date such Change in Control Triggering Event is deemed to have occurred;

(ii)            that the Change in Control Offer is being made pursuant to this Section 404 and that all Notes properly tendered pursuant to the Change in Control Offer will be accepted for payment;

(iii)            the date by which the Change in Control Purchase Notice pursuant to this Section 404 must be given;

(iv)            the Change in Control Purchase Date;

(v)            the Change in Control Purchase Price;

(vi)            the names and addresses of the Paying Agent and the offices or agencies referred to in Section 902 of the Indenture;

(vii)            that Notes must be surrendered to the Paying Agent at the office of the Paying Agent or to an office or agency referred to in Section 902 of the Indenture to collect payment;

(viii)            that the Change in Control Purchase Price for any Note as to which a Change in Control Purchase Notice has been duly given and not withdrawn will be paid promptly upon the later of the first Business Day following the Change in Control Purchase Date and the time of surrender of such Note as described in clause (vii) above;

(ix)            the procedures the Holder must follow to accept the Change in Control Offer; and

(x)            the procedures for withdrawing a Change in Control Purchase Notice.

(b)            A Holder may accept a Change in Control Offer by delivering to the Paying Agent at the office of the Paying Agent or to an office or agency referred to in Section 902 of the Indenture a written notice (a “Change in Control Purchase Notice”) at any time prior to the close of business on the Change in Control Purchase Date, stating:

(i)            that such Holder elects to have a Note purchased pursuant to the Change in Control Offer;

(ii)            the principal amount of the Note that the Holder elects to have purchased by the Company, which amount must be U.S.$1,000 or an integral multiple thereof, and the certificate numbers of the Notes to be delivered by such Holder for purchase by the Company; and

(iii)            that such Note shall be purchased on the Change in Control Purchase Date pursuant to the terms and conditions specified in this Supplemental Indenture.

The delivery of such Note (together with all necessary endorsements) to the Paying Agent at the office of the Paying Agent or to an office or agency referred to in Section 902 of the Indenture prior to, on or after the Change in Control Purchase Date shall be a condition to the receipt by the Holder of the Change in Control Purchase Price therefor; provided that such Change in Control Purchase Price shall be so paid pursuant to this Section 404 only if the Note so delivered to the Paying Agent or to an office or agency referred to in Section 902 of the Indenture shall conform in all respects to the description thereof set forth in the related Change in Control Purchase Notice.

The Company shall purchase from the Holder thereof, pursuant to this Section 404, a portion of a Note if the principal amount of such portion is U.S.$1,000 or an integral multiple of U.S.$1,000. Provisions of the Indenture that apply to the purchase of all of a Note also apply to the purchase of a portion of such Note.

Any purchase by the Company contemplated pursuant to the provisions of this Section 404 shall be consummated by the delivery by the Company of the consideration to be received by the Holder promptly upon the later of (a) the first Business Day following the Change in Control Purchase Date and (b) the time of delivery of the Note by the Holder to the Paying Agent or to an office or agency referred to in Section 902 of the Indenture in the manner required by this Section 404.

Notwithstanding anything herein to the contrary, any Holder delivering to the Paying Agent, at the office of the Paying Agent or an office or agency referred to in Section 902 of the Indenture, the Change in Control Purchase Notice contemplated by this Section 404(b) shall have the right to withdraw such Change in Control Purchase Notice at any time prior to the close of business on the Change in Control Purchase Date by delivery of a written notice of withdrawal to the Paying Agent or to an office or agency referred to in Section 902 of the Indenture in accordance with Section 601 hereof.

The Paying Agent or the office or agency referred to in Section 902 of the Indenture shall promptly notify the Company of the receipt by the former of any Change in Control Purchase Notice or written notice of withdrawal thereof.

(c)            The Notes may also not be accelerated pursuant to Section 402 hereof following an Event of Default arising from a Change in Control Triggering Event and such Event of Default shall also be cured if a third party makes and consummates a Change in Control Offer in the manner and at the times and otherwise in compliance with this Section 404; provided, however, that any such third party shall be subject to Section 907 of the Indenture in respect of any amounts paid by such third party hereunder (for this purpose, Section 907 of the Indenture is modified by replacing “Company” with the name of the third party) and such Event of Default shall be cured only if such third party complies with Section 907 of the Indenture (as modified) or if the Company satisfies the third party’s obligations under such Section.

ARTICLE FIVE

ADDITIONAL COVENANTS

SECTION 501  RESTRICTED SUBSIDIARIES.

(a)            The Board of Directors of the Company may designate any Restricted Subsidiary or any Person that is to become a Subsidiary as an Unrestricted Subsidiary, or the Company or any Restricted Subsidiary may transfer any assets or properties to an Unrestricted Subsidiary, if (i) prior to and immediately after such designation, no Default or Event of Default shall have occurred and be continuing and (ii) such Subsidiary or Person, together with all other Unrestricted Subsidiaries, shall not in the aggregate have Net Tangible Assets greater than 15% of the Company’s Consolidated Net Tangible Assets; provided, however, that for the purposes of this Section 501, (1) the Company’s Consolidated Net Tangible Assets shall also include the aggregate Net Tangible Assets of such Subsidiary or Person and all other Unrestricted Subsidiaries and (2) Excluded Assets shall be excluded from the calculation of Net Tangible Assets and Consolidated Net Tangible Assets.

(b)            The Board of Directors of the Company may not designate any Unrestricted Subsidiary as a Restricted Subsidiary unless immediately before and after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

(c)            Nothing in this Section 501 shall restrict or limit the Company or any Restricted Subsidiary from transferring any asset that is an Excluded Asset to any Unrestricted Subsidiary or any Person that is to become an Unrestricted Subsidiary.

SECTION 502  LIMITATION ON SECURED DEBT.

The Company will not, and will not permit any of its Restricted Subsidiaries to, create, assume, incur or guarantee any Secured Debt unless and for so long as the Company secures, or causes such Restricted Subsidiary to secure, the Notes equally and ratably with (or prior to) such Secured Debt. However, any of the Company or its Restricted Subsidiaries may incur Secured Debt without securing the Notes if, immediately after incurring the Secured Debt, the aggregate principal amount of all Secured Debt then outstanding plus the aggregate amount of the Attributable Debt then outstanding pursuant to Sale and Leaseback Transactions would not exceed 15% of the Company’s Consolidated Net Tangible Assets. The aggregate amount of all Secured Debt in the preceding sentence excludes Secured Debt which is secured equally and ratably with the Notes and Secured Debt that is being repaid concurrently. Any Lien which is granted to secure the Notes under this Section 502 shall be discharged at the same time as the discharge of the Lien securing the Secured Debt that gave rise to the obligation to secure the Notes under this Section 502.

SECTION 503  LIMITATION ON SALE AND LEASEBACK TRANSACTIONS.

The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction, unless either (a) immediately thereafter, the sum of (1) the Attributable Debt to be outstanding pursuant to such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into by the Company or a Restricted Subsidiary on or after the Issue Date (or, in the case of a Restricted Subsidiary, the date on which it became a Restricted Subsidiary, if on or after the Issue Date) and (2) the aggregate amount of all Secured Debt, excluding Secured Debt which is secured equally and ratably with the Notes, would not exceed 15% of the Company’s Consolidated Net Tangible Assets or (b) an amount, equal to the greater of the net proceeds to the Company or a Restricted Subsidiary from such sale and the Attributable Debt to be outstanding pursuant to such Sale and Leaseback Transaction, is used within 180 days to retire Debt of the Company or a Restricted Subsidiary. However, Debt which is subordinate to the Notes or which is owed to the Company or a Restricted Subsidiary may not be retired in satisfaction of clause (b) above.

SECTION 504  LIMITATION ON RESTRICTED SUBSIDIARY DEBT.

The Company will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Debt (other than Debt to the extent that the Notes are secured equally and ratably with (or prior to) such Debt), unless (1) the obligations of the Company under the Notes are guaranteed (which guarantee may be on an unsecured basis) by such Restricted Subsidiary such that the claim of the Holders of the Notes under such guarantee ranks prior to or pari passu with such Debt or (2) after giving effect to the incurrence of such Debt and the application of the proceeds therefrom, the sum of (without duplication) (x) the then outstanding aggregate principal amount of Debt (other than Exempted Secured Debt) of all Restricted Subsidiaries, (y) the then outstanding aggregate principal amount of Secured Debt of the Company (not on a Consolidated basis) and (z) Attributable Debt relating to then outstanding Sale and Leaseback Transactions, would not exceed 15% of Consolidated Net Tangible Assets; provided, however, that this restriction will not apply to, and there will be excluded from any calculation hereunder, (A) Debt owing by a Restricted Subsidiary to the Company or to another Restricted Subsidiary and (B) Debt secured by Permitted Liens; provided, further, that this restriction will not prohibit the incurrence of Debt in connection with any extension, renewal or replacement (including successive extensions, renewals or replacements), in whole or in part, of any Debt of the Restricted Subsidiaries (provided that the principal amount of such Debt immediately prior to such extension, renewal or replacement is not increased).

SECTION 505  WAIVER OF CERTAIN COVENANTS.

Pursuant to Section 910 of the Indenture, the Company may omit in any particular instance to comply with any covenant or condition in Sections 905 or 906 thereof and any covenant or condition in Sections 501, 502, 503 or 504 of this Supplemental Indenture if, before or after the time for such compliance, the Holders of all of the Notes at the time Outstanding shall, by Holder Direction, waive such compliance in such instance with such covenant or condition, but no such waiver shall extend to or affect such covenant or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such covenant or condition shall remain in full force and effect.

ARTICLE SIX

CHANGE IN CONTROL PROVISIONS

SECTION 601  EFFECT OF CHANGE IN CONTROL PURCHASE NOTICE.

Upon receipt by the Company of the Change in Control Purchase Notice specified in Section 404(b) hereof, the Holder of the Note in respect of which such Change in Control Purchase Notice was given shall (unless such Change in Control Purchase Notice is withdrawn as specified in the following two paragraphs of this Section) thereafter be entitled to receive solely the Change in Control Purchase Price with respect to such Note. Such Change in Control Purchase Price shall be paid to such Holder upon the later of (a) the first Business Day following the Change in Control Purchase Date (provided the conditions in Section 404(b) hereof have been satisfied) and (b) the time of delivery of the Note to the Paying Agent at the office of the Paying Agent or to the office or agency referred to in Section 902 of the Indenture by the Holder thereof in the manner required by Section 404(b) hereof.

A Change in Control Purchase Notice may be withdrawn before or after delivery by the Holder to the Paying Agent at the office of the Paying Agent of the Note to which such Change in Control Purchase Notice relates, by means of a written notice of withdrawal delivered by the Holder to the Paying Agent at the office of the Paying Agent or to the office or agency referred to in Section 902 of the Indenture to which the related Change in Control Purchase Notice was delivered at any time prior to the close of business on the Change in Control Purchase Date specifying, as applicable:

(a)            the certificate number of the Note in respect of which such notice of withdrawal is being submitted,

(b)            the principal amount of the Note (which shall be U.S.$1,000 or an integral multiple thereof) with respect to which such notice of withdrawal is being submitted, and

(c)            the principal amount, if any, of such Note (which shall be U.S.$1,000 or an integral multiple thereof) that remains subject to the original Change in Control Purchase Notice and that has been or will be delivered for purchase by the Company.

The Paying Agent will promptly return to the respective Holders thereof any Notes with respect to which a Change in Control Purchase Notice has been withdrawn in compliance with this Supplemental Indenture.

SECTION 602  DEPOSIT OF CHANGE IN CONTROL PURCHASE PRICE.

No later than 11:00 a.m. (New York time) on the Business Day following the Change in Control Purchase Date the Company shall deposit or cause to be deposited with the Paying Agent (or, if the Company is acting as the Paying Agent, shall segregate and hold in trust as provided in Section 903 of the Indenture) an amount of cash sufficient to pay the aggregate Change in Control Purchase Price of all the Notes or portions thereof that are to be purchased as of the Change in Control Purchase Date.

SECTION 603  REPAYMENT TO THE COMPANY.

As provided in the Notes, the Trustee and the Paying Agent shall return to the Company any cash that remains unclaimed, together with interest and dividends, if any, thereon (subject to the provisions of Section 507 of the Indenture), held by them for the payment of the Change in Control Purchase Price; provided, however, that, to the extent that the aggregate amount of cash deposited by the Company pursuant to Section 602 hereof exceeds the aggregate Change in Control Purchase Price of the Notes or portions thereof to be purchased, then the Trustee shall hold such excess for the Company and promptly after the Business Day following the Change in Control Purchase Date the Trustee shall upon demand return any such excess to the Company together with interest and dividends, if any, thereon (subject to the provisions of Section 507 of the Indenture).

ARTICLE SEVEN

GUARANTEE

SECTION 701  GUARANTEE.

(a)            The Guarantor hereby fully and unconditionally guarantees (the “Guarantee”) due payment and performance to the Trustee, for and on behalf of the Holders, forthwith after demand, of all the obligations of the Company under this Supplemental Indenture, the applicable provisions of the Indenture or under the Notes to pay the principal of (and premium, if any) and interest on the Notes when due and payable at Maturity and any Additional Amounts, and all other amounts due or to become due under or in connection with this Supplemental Indenture, the Notes and the performance of all other obligations to the Trustee (including all amounts due to the Trustee under Section 507 of the Indenture) and the Holders of the Notes which obligations arise under this Supplemental Indenture and the Notes, according to the terms hereof and thereof, including any applicable grace periods (the “Guaranteed Obligations”). The Guarantee shall be an unsecured, unsubordinated obligation of the Guarantor ranking pari passu with other present and future unsecured, unsubordinated obligations of the Guarantor. The Company hereby fully and unconditionally guarantees the Guarantee of the Guarantor.

(b)            The Guarantor agrees that, without obtaining the consent of or giving notice to the Guarantor, the Trustee may vary this Supplemental Indenture or the Indenture, as provided herein and therein, grant extensions of time or other indulgences, take and give up securities, grant releases and discharges and otherwise deal with the Company and other parties as the Trustee may see fit and may apply all monies received from the Company or others or from securities upon such part of the Company’s liability as the Trustee may think best without prejudice to or in any way limiting or lessening the liability of the Guarantor under this Supplemental Indenture. The Trustee expressly reserves all its rights under the Indenture, and any such variances shall not be deemed waivers of any rights or other provisions under the Indenture or this Supplemental Indenture.

(c)            The Guarantee shall be a continuing guarantee of all the Guaranteed Obligations and shall apply to any ultimate balance due or remaining unpaid to the Holders of the Notes. The Guarantee shall not be considered as wholly or partially satisfied by the payment or liquidation at any time of any sum of money which may at any time be or become owing or due or remain unpaid to the Holders of the Notes.

(d)            The Guarantee shall not be discharged or otherwise affected by any change in the name, objects, businesses, assets, capital structure or constitution of the Company or the Guarantor, or by any merger or amalgamation of the Company or the Guarantor with any Person or Persons, except as otherwise provided in this Supplemental Indenture or the applicable provisions of the Indenture. In the case of the Company being amalgamated with another corporation, the Guarantee shall apply to the liabilities of the resulting corporation, and the term “Company” shall include each such resulting corporation.

(e)            All monies, advances, renewals and credits in fact borrowed or obtained by the Company under this Supplemental Indenture shall be deemed to form part of the liabilities hereby guaranteed notwithstanding any limitation of status or of power of the Company or of the directors or agents thereof or that the Company may not be a legal entity or any irregularity, defect or informality in the borrowing or obtaining of such monies, advances, renewals or credits.

(f)            The obligations of the Guarantor hereunder are and shall be absolute and unconditional and any moneys or amounts expressed to be owing or payable by the Guarantor hereunder which may not be recoverable from the Guarantor on the basis of a guarantee or as surety shall be recoverable from the Guarantor as a primary obligor and principal debtor in respect thereof.

(g)            The Trustee shall not be bound to exhaust its recourse against the Company or other parties before being entitled to demand payment from or performance by the Guarantor and enforce its rights under this Supplemental Indenture.

(h)            Any account settled or stated by or between the Trustee and the Company in relation to this Supplemental Indenture shall be accepted by the Guarantor as conclusive evidence that the balance or amount thereby appearing due by the Company to the Trustee is so due.

(i)            The Guarantor shall make payment to the Trustee of the amount of the liability of the Guarantor forthwith after demand therefor is made in writing during the continuance of any Event of Default and such demand shall be conclusively deemed to have been effectually made when delivered in accordance with the notice provisions set forth herein and the liability of the Guarantor shall bear interest from the date of such demand at the rate borne by the Notes, such interest to be calculated monthly based on the number of days elapsed and to be deemed payable on the first Business Day of a month in respect of the immediately preceding month or upon demand, whichever is earlier.

(j)            All amounts payable by the Guarantor under this Supplemental Indenture shall be paid without set−off or counterclaim and without any deduction or withholding whatsoever unless and to the extent that the Guarantor shall be prohibited by law from doing so, in which case the Guarantor shall, only to the extent such a similar requirement is imposed on the Company pursuant to this Supplemental Indenture, pay to the Trustee such additional amount as shall be necessary to ensure that the Trustee receives the full amount it would have received if no such deduction or withholding had been made.

(k)            The Guarantor acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System (“CT Corporation”) as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Notes, the Guarantee or this Supplemental Indenture that may be instituted in any federal or state court in the State of New York or brought under federal or state securities laws. The Guarantor acknowledges that CT Corporation has accepted such designation, submits to the non−exclusive jurisdiction of any such court in any such suit or proceeding and acknowledges further that service of process upon CT Corporation (or any successor) and written notice of said service to the Guarantor shall be deemed in every respect effective service of process upon the Guarantor in any such suit or proceeding. The Guarantor further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of CT Corporation (or any successor) in full force and effect so long as any of the Notes shall be outstanding. In addition, to the extent that the Guarantor has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above−referenced documents, to the extent permitted by law.

SECTION 702  RELEASE OF GUARANTOR.

(a)            In addition to the release provisions set forth in the Indenture, subject to Section 702(d), the Guarantor shall be released and relieved from all of its obligations under this Article Seven, and the Guarantor’s Guarantee shall be terminated and be of no further force or effect, upon the request of the Company (without the consent of the Trustee) if, immediately after giving effect to such release and termination (and, if applicable, any transaction in connection therewith, including any other concurrent release, termination, repayment or discharge of any other guarantee or other Debt of the Guarantor), the Company would be in compliance with Section 504 hereof, including in the event of a sale or other disposition as a result of which the Guarantor would cease to be a Subsidiary.

(b)            In order to effect the release and termination provided for in Section 702(a), the Company shall furnish to the Trustee an Officers’ Certificate stating that, immediately after giving effect to such release and termination (as well as any concurrent release, termination, repayment or discharge of any other guarantee or other Debt of the Guarantor), the Company will be in compliance with Section 504 hereof. In the event that the release and termination is in connection with a sale or other disposition as a result of which the Guarantor would cease to be a Subsidiary, pro forma effect shall be given to such disposition (including the application of any proceeds therefrom) in determining the Company’s compliance with Section 504 and, accordingly, the amount of Debt subject to the Guarantee of the Guarantor and any other Debt of the Guarantor shall be excluded from any calculation thereunder. Notwithstanding any provision to the contrary in the Indenture or this Supplemental Indenture, no opinion, report or certificate, other than the Officers’ Certificate provided for in this Section 702(b), need be furnished to the Trustee for such release and termination. After its receipt of the aforementioned Officers’ Certificate, the Trustee shall execute any documents reasonably requested by either the Company or the Guarantor in order to evidence the release of the Guarantor from its obligations under the Guarantee under this Article Seven.

(c)            No supplemental indenture, amendment or waiver shall, without the consent of the Holder of each Outstanding Note, release the Guarantor from any of its obligations under Section 701, other than in accordance with the provisions of this Section 702 or the other release provisions set forth in the Indenture, or amend or modify the release provisions of this Section 702.

(d)            Notwithstanding the release provisions of Section 702(a), the Guarantor shall not be released from its obligations under this Article Seven and the Guarantee will not be terminated if, immediately after such release and termination (and, if applicable, after giving effect to any transaction to occur concurrently therewith), the Guarantor remains a co−obligor with or a guarantor for, as applicable, the obligations of the Company under any Existing Note.

SECTION 703  AMALGAMATION, CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE.

(a)            Unless the Guarantor has been released, or in connection with such transaction will be released, from its obligations under the Guarantee in accordance with the provisions of Section 702 hereof or any other release provision set forth in the Indenture, the Guarantor shall not amalgamate or consolidate with or merge with or into any other Person or convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any Person by liquidation, winding−up or otherwise (in one transaction or a series of related transactions) unless:

(i)            immediately after giving effect to such transaction (and treating any Debt which becomes an obligation of the Guarantor or a Subsidiary of the Guarantor in connection with or as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(ii)            either (x) the Guarantor shall be the continuing Person or (y) the Person (if other than the Guarantor) formed by such amalgamation or consolidation or into which the Guarantor is merged or the Person which acquires by conveyance, transfer, lease or other disposition the properties and assets of the Guarantor substantially as an entirety (the “Successor Guarantor”) shall, unless the Successor Guarantor is the Company, (A) be a corporation, company, partnership or trust organized and validly existing under the federal laws of Canada or any Province thereof or the laws of the United States of America or any State thereof or the District of Columbia and (B) expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Guarantor under the Guarantee (provided, however, that the Successor Guarantor shall not be required to execute and deliver such a supplemental indenture in the event of an amalgamation of the Guarantor with one or more other Persons, in which the amalgamation is governed by the laws of Canada or any province thereof, the Successor Guarantor and the Guarantor are, immediately prior to such amalgamation, organized and existing under the laws of Canada or any province thereof and upon the effectiveness of such amalgamation, the Successor Guarantor shall have become or shall continue to be (as the case may be), by operation of law, liable for the observance of all obligations of the Guarantor under the Guarantee); and

(iii)            the Guarantor, the Company or the Successor Guarantor, as applicable, shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer, lease or other disposition and, if a supplemental indenture is required in connection with such transaction (or series of transactions), such supplemental indenture, comply with this Section 703(a) and that all conditions precedent herein provided for relating to such transaction have been satisfied.

(b)            Upon any amalgamation, consolidation or merger, or any conveyance, transfer, lease or other disposition of the properties and assets of the Guarantor substantially as an entirety in accordance with Section 703(a), the Successor Guarantor shall succeed to, and be substituted for, and may exercise every right and power of, the Guarantor under this Supplemental Indenture and the Indenture with the same effect as if such Successor Guarantor had been named as the Guarantor herein; and thereafter, except in the case of a lease, the Guarantor shall be released and relieved from all of its obligations under this Article Seven, and the Guarantor’s Guarantee shall be terminated and be of no further force or effect.

SECTION 704  PAYMENT OF ADDITIONAL AMOUNTS.

All payments made by the Guarantor under or with respect to the Notes or the Guarantee will be made free and clear of and without withholding or deduction for or on account of any present or future Taxes, unless the Guarantor is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Guarantor is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes or the Guarantee, the Guarantor will pay as interest such Additional Amounts as may be necessary so that the net amount received by each Holder in respect of a Beneficial Owner (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder would have received in respect of such Beneficial Owner if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a Holder in respect of a Beneficial Owner (each, an “Excluded Holder” for purposes of this Section 704) (i) with which the Company does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment, (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the acquisition or mere holding of Notes or the receipt of payments thereunder, (iii) which is subject to such Taxes by reason of its failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a pre−condition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes, (iv) if the Notes are presented for payment more than 15 days after the date on which such payment or such Notes became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the Holder would have been entitled to such Additional Amounts had the Notes been presented on the last day of such 15−day period) or (v) to the extent that such withholding is imposed on a payment to a Holder or Beneficial Owner who is an individual pursuant to European Union Directive 2003/48/EC on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive. The Guarantor will also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. Upon the written request of a Holder, the Guarantor will furnish, as soon as reasonably practicable, to such Holder certified copies of tax receipts evidencing such payment by the Guarantor. The Guarantor will indemnify and hold harmless each Holder in respect of a Beneficial Owner (other than an Excluded Holder) and, upon written request of any Holder (other than an Excluded Holder) reimburse such Holder for the amount of (i) any such Taxes so levied or imposed and paid by such Holder as a result of any failure of the Guarantor to withhold, deduct or remit to the relevant tax authority, on a timely basis, the full amounts required under applicable law; and (ii) any such Taxes so levied or imposed with respect to any reimbursement under the foregoing clause (i), so that the net amount received by such Holder in respect of a Beneficial Owner after such reimbursement would not be less than the net amount such Holder would have received in respect of such Beneficial Owner if such Taxes on such reimbursement had not been imposed.

At least 30 days prior to each date on which any payment under or with respect to the Guarantee of the Guarantor is due and payable, if the Guarantor will be obligated to pay Additional Amounts with respect to such payment, the Guarantor will deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable, stating the amounts so payable and will set forth such other information necessary to enable the Trustee, on behalf of the Guarantor, to pay such Additional Amounts to Holders on the payment date.

The obligations of the Guarantor under this Section 704 shall survive the discharge and termination of this Supplemental Indenture and the payment of all amounts under or with respect to the Guarantee.

SECTION 705  RIGHT OF REDEMPTION; ELECTION TO REDEEM; NOTICE TO TRUSTEE.

(a)            If, as a result of any change in, or amendment to, the laws (or any regulations promulgated thereunder) or treaties of Canada (or any political subdivision or taxing authority thereof or therein), or any change in, or amendment to, any official position regarding the application or interpretation of such laws, regulations or treaties, which change or amendment is announced or becomes effective on or after the Issue Date of the Notes, the Guarantor has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the Notes or the Guarantee, any Additional Amounts in accordance with Section 704 of this Supplemental Indenture, then the Company may, at its option, redeem such Notes, as a whole but not in part, at a Redemption Price equal to 100% of their principal amount, together with accrued and unpaid interest thereon to the Redemption Date; provided that the Company determines, in its business judgment, that the obligation to pay such Additional Amounts cannot be avoided by the use of reasonable measures available to the Company or the Guarantor not including substitution of the obligor or guarantor under such Notes.

(b)            The election of the Company to redeem any Notes pursuant to this Section 705 shall be evidenced by a Board Resolution. In case of such redemption, the Company shall, at least 30 but not more than 60 days prior to the Redemption Date fixed by it (unless a shorter notice period shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date and of the principal amount of such Notes to be redeemed.

SECTION 706  PERSONS DEEMED OWNERS.

The reference contained in Section 210 of the Indenture to the obligations of the Company under Section 907 of the Indenture shall be deemed to include the obligations of the Guarantor under Section 704 of this Supplemental Indenture.

ARTICLE EIGHT

AMENDMENTS TO INDENTURE

SECTION 801  AMENDMENT TO INDENTURE SECTION 115.

Section 115 is hereby amended by adding the following:

The Company irrevocably consents to the nonexclusive jurisdiction of any court of the State of New York or any United States Federal court sitting, in each case, in the Borough of Manhattan, The City of New York, New York, United States of America, and any appellate court from any thereof, and waives any immunity from the jurisdiction of such courts over any suit, action or proceeding that may be brought by the Trustee or Holders of the Notes in connection with this Indenture or the Notes. The Company irrevocably waives, to the fullest extent permitted by law, any objection to any suit, action or proceeding that may be brought in connection with this Indenture or the Notes in such courts on the grounds of venue or on the ground that any such suit, action or proceeding has been brought in an inconvenient forum. The Company agrees that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Company and may be enforced in any court to the jurisdiction of which the Company is subject by a suit upon such judgment; provided that service of process is effected upon the Company in the manner provided by the Indenture.

ALL PARTIES HERETO HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 802  AMENDMENT TO INDENTURE SECTION 401.

Section 401 is hereby amended by adding the following as the third paragraph of Section 401:

Notwithstanding any other provision herein, the Trustee shall not be deemed to have notice of any Default or Event of Default unless a written notice of any event which is in fact such a default is received by a Trust Officer of the Trustee at the Corporate Trust Office of the Trustee, and such notice references the applicable Series of Securities.

SECTION 803  AMENDMENT TO INDENTURE SECTION 906.

Section 906 is hereby amended by adding the following:

(c)            Delivery of reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute actual or constructive notice of any information contained therein or determinable from information contained therein, including the Company’s or the Guarantor’s compliance with any of their covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).

[Remainder of the Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed all as of the day and year first above written.

ROGERS COMMUNICATIONS INC.,

By:	/s/ Anthony Staffieri
	Name:	Anthony Staffieri
	Title:	Chief Financial Officer

By:	/s/ Glenn Brandt
	Name:	Glenn Brandt
	Title:	Vice President, Treasurer

ROGERS COMMUNICATIONS PARTNERSHIP,

By:	/s/ Anthony Staffieri
	Name:	Anthony Staffieri
	Title:	Chief Financial Officer

By:	/s/ Glenn Brandt
	Name:	Glenn Brandt
	Title:	Vice President, Treasurer

[Signature Page - Supplemental Indenture]

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Teresa Wyszomierski
	Name:	Teresa Wyszomierski
	Title:	Vice President

[Signature Page - Supplemental Indenture]